Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated January 28, 2019)

Filed Pursuant to Rule 433(d)

Registration No. 333-213897

NEVADA POWER COMPANY

FINAL PRICING TERM SHEET

January 28, 2019

Issuer:	Nevada Power Company

Legal Format:	SEC-Registered

Issue:	3.700% General and Refunding Mortgage Notes, Series CC, due 2029

Offering Size:	$500,000,000 in aggregate principal amount

Net Proceeds (before expenses) to Issuer:	$495,580,000

Coupon and Coupon Payment Dates:	3.700% per annum, payable semi-annually on each May 1 and November 1, commencing May 1, 2019

Trade Date:	January 28, 2019

Settlement Date:	January 30, 2019 (T+2)

Maturity Date:	May 1, 2029

Benchmark Treasury:	3.125% due November 15, 2028

Benchmark Treasury Yield:	2.746%

Spread to Benchmark Treasury:	+100 basis points

Re-offer Yield:	3.746%

Price to Public:	99.616% of the principal amount

Expected Ratings(1):	A2 by Moody’s Investors Service, Inc. A+ by S&P Global Ratings

Optional Redemption:	Make-whole call at any time prior to February 1, 2029 at 15 basis points over the Benchmark Treasury Yield. Callable at par on or after February 1, 2029.

(1)         These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time.  Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Joint Book-Running Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. CIBC World Markets Corp. Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

CUSIP:	641423 CC0

ISIN:	US641423CC04

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll free at (866) 864-7760, BNP Paribas Securities Corp. toll free at (800) 854-5674, CIBC World Markets Corp. toll free at (800) 282-0822, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or SunTrust Robinson Humphrey, Inc. toll free at (800) 685-4786.